UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Volcano Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928645100
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,037,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,037,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

*Includes an aggregate of 382,781 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,941
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 119,941
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,941*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 43,219 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Pulse LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,640,612
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,640,612
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,037,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,037,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 382,781 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,037,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,037,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

* Includes an aggregate of 382,781 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,941
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 119,941
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,941*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 43,219 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Pulse Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,640,612
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,640,612
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,798,403
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,798,403
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,403*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes an aggregate of 426,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,798,403
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,798,403
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,403*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

* Includes an aggregate of 426,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,798,403
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,798,403
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,403*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes an aggregate of 426,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 928645100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Volcano Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3661 Valley Centre Drive, Suite 200, San Diego, California 92130.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Pulse LP, a Cayman Islands exempted limited partnership (“Pulse LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(vi)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vii)	Pulse Ltd., a Cayman Islands exempted company (“Pulse Ltd.”), as a feeder fund of Pulse LP;

(viii)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I, Engaged Capital Master II and Pulse LP;

(ix)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(x)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

CUSIP NO. 928645100

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Pulse LP, Engaged Capital Offshore and Pulse Ltd. is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of each of Engaged Capital Offshore and Pulse Ltd. and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Engaged Capital Master I, Engaged Capital Master II and Pulse LP is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Pulse Ltd. is private investment company that serves as a feeder fund of Pulse LP.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Pulse LP, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Pulse Ltd.. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Pulse LP, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II, Pulse LP, Engaged Capital Offshore and Pulse Ltd. are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I, Engaged Capital Master II and Pulse LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 655,069 Shares beneficially owned by Engaged Capital Master I is approximately $12,788,393, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 382,781 Shares beneficially owned by Engaged Capital Master I is approximately $8,022,387, including brokerage commissions.  The aggregate purchase price of the 76,722 Shares beneficially owned by Engaged Capital Master II is approximately $1,504,367, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 43,219 Shares beneficially owned by Engaged Capital Master II is approximately $905,792, including brokerage commissions.  The aggregate purchase price of the 1,640,612 Shares beneficially owned by Pulse LP is approximately $36,987,128, including brokerage commissions.

CUSIP NO. 928645100

Item 4.                                Purpose of Transaction.

The Reporting Persons acquired the Shares because, in their opinion, such Shares are undervalued and represent an attractive investment opportunity.  The Reporting Persons believe that, at current prices, the Issuer’s shares ascribe minimal value to (a) the potential for sustained revenue growth from the Issuer’s fractional flow reserve (“FFR”) and peripheral intra-vascular ultrasound (“IVUS”) businesses as the penetration rates of these technologies increase, (b) the likelihood of material margin improvements and cash flow expansion as the Issuer begins to generate operating leverage, (c) the Issuer’s opportunity to generate high rates of return through the disciplined allocation of its approximately $500 million cash balance, and (d) the Issuer’s attractiveness as an acquisition target given the Issuer’s advantaged and desirable position as the market leader in both FFR and IVUS.

The Reporting Persons believe investors are not appropriately valuing the aforementioned attributes of the Issuer due to the following factors:

1.
Several quarters of operating results that have missed management guidance and that have led to investor skepticism regarding management’s forecasts, including the 2017 revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and free cash flow (“FCF”) targets provided in the Issuer’s long-run plan (“LRP”) released on March 7, 2013,

2.
Fear of sub-optimal capital allocation via dilutive acquisitions following the convertible debt raise on December 3, 2012, which has resulted in an overcapitalized balance sheet possessing a total of $501 million in cash & equivalents and short- and long-term investments as of June 30, 2013,

3.	Concern that the Issuer may acquire a business, or businesses, that will make the Issuer a less attractive acquisition target in the future,

4.
An incentive compensation structure that fails to (a) hold management accountable for achieving the LRP or multi-year performance targets, and (b) include financial metrics that are closely aligned with shareholder value creation.

The Reporting Persons believe the Issuer has multiple, existing opportunities to enhance its valuation.  Since their initial investment in June 2013, the Reporting Persons have maintained an ongoing dialogue with the Issuer’s management team and members of its board of directors (the “Board”) regarding the Issuer’s (i) capital structure, (ii) capital allocation process, (iii) investor communications, (iv) incentive compensation structure, and (v) long-term strategy.  The Reporting Persons have recently intensified their communications with the Board regarding these topics and, based on discussions to date, the Reporting Persons believe the Issuer is committed to taking substantive actions to improve its share price.

CUSIP NO. 928645100

Restoring Management Credibility

The Reporting Persons believe the Issuer’s management team has done an outstanding job building market-leading franchises in both IVUS and FFR.  Consistent operational execution led to the Issuer’s meeting or exceeding consensus revenue expectations in 22 of the first 23 quarters that the Issuer was a publicly traded company.  Additionally, the Issuer was able to capture market share in both its IVUS and FFR businesses from competitors with well-known brand names and significantly greater financial resources.  Consequently, during the period from the Issuer’s IPO until the most recent convertible debt raise on December 3, 2012, the Issuer’s shares outperformed both its peers and broader equity indices.  The Reporting Persons’ research, including discussions with hospitals, doctors, academics, the Issuer’s competitors, and sell-side analysts, has led the Reporting Persons to conclude that the Issuer has a highly differentiated product offering, especially in FFR, that is likely to generate significant revenue growth over the next five years.  This anticipated growth is driven by (i) the Issuer’s installed base of over 7,700 consoles, (ii) highly supportive clinical data, (iii) improving physician awareness and acceptance, and (iv) the fact that FFR improves patient outcomes and lowers procedure cost.

However, the Reporting Persons note that recent operating results have failed to meet analyst expectations, as the Issuer has delivered quarterly revenues that have fallen short of consensus estimates in six of the past seven quarters.  Further, the Reporting Persons note that management has reduced full-year constant currency revenue guidance in four of the past six quarters.  As a result, investors have grown skeptical of management’s assertions that the Issuer can deliver sustainable low-to-mid teens revenue growth.  Additionally, the Reporting Persons believe that the convertible debt offering (i) increased investor skepticism regarding the sustainability of revenue growth, and (ii) added the additional risk of suboptimal capital allocation via one or more large, dilutive transactions.

The Reporting Persons believe the keys to restoring credibility with investors include the Issuer setting and delivering on reasonable expectations, aligning management incentives with those expectations, deploying excess capital to its highest and best use, and executing a long-term strategy that optimizes the value of the Issuer for all shareholders.

Building Credibility Through Accountability

At the Issuer’s 2013 Annual Meeting, more than 57% of the total shares of common stock represented at the meeting were voted against Proposal 6: “Approval, on an advisory (nonbinding) basis, of the compensation of our named executive officers.”  The Reporting Persons believe this strong negative vote is reflective of an executive compensation structure that is not aligned with shareholder interests. The Reporting Persons note, according to the Issuer’s 2013 Proxy Statement, the only financial target included in the Issuer’s long-term incentive compensation plan is current-year revenue.  While organic revenue growth is a critical driver of the Company’s valuation, the Reporting Persons believe the Issuer’s incentive compensation targets should be revised to also include metrics that are more closely associated with shareholder value creation, such as EBITDA, free cash flow (“FCF”), return on invested capital (“ROIC”), and total shareholder return.  Additionally, the Reporting Persons believe the targets used to determine both short- and long-term incentive compensation should be based on the Issuer’s multi-year business plan.  Consequently, the Reporting Persons have proposed the Issuer revise its incentive compensation plan to tie the vesting of long-term performance-based equity awards to the achievement of the Issuer’s LRP targets, which include annual sales growth of approximately 13-15% from 2012-2017, $200 million of EBITDA, and $120 million of FCF in 2017.  The Reporting Persons believe the achievement of these targets would materially increase the Issuer’s share price.

The Reporting Persons have had discussions with the Issuer’s Chief Executive Officer and independent Chairman on this topic.  During these discussions, the Reporting Persons expressed their belief that the above changes would add much needed credibility to the LRP and, further, would address many of the concerns cited by Institutional Shareholder Services (“ISS”) in its recommendation to vote against Proposal 6 at the Issuer’s 2013 Annual Meeting.  The Reporting Persons believe that the Issuer’s management and Board will be receptive to changes that will better align the interests of management and the Issuer’s shareholders.  The Reporting Persons expect to continue this dialogue and extend this discussion to additional members of the Issuer’s Compensation Committee.

CUSIP NO. 928645100

Enhancing Value Through Disciplined Capital Allocation: Opportunity for $200m Share Repurchase

The Reporting Persons believe thoughtful capital allocation is an important component of equity value creation given the Issuer’s significant cash balance and growing free cash flow.  The Reporting Persons believe the significant underperformance in the Issuer’s shares since the completion of the convertible debt raise on December 3, 2012 is attributable, in part, to investor concerns regarding the Issuer’s capital allocation discipline.  Specifically, the Reporting Persons believe investors are concerned that:

1.	The Issuer may pursue one or more large, dilutive acquisitions,

2.	Management has not communicated a rigorous capital allocation framework with which to evaluate the risk-adjusted returns of any potential acquisition or other deployment of capital, and

3.	The convertible debt raise and subsequent pursuit of sizable acquisition targets reflects management’s lack of confidence in the growth prospects of the Issuer’s core IVUS and FFR franchises.

After having had the opportunity to discuss these shareholder concerns with management and the Board, the Reporting Persons believe that such shareholder concerns may be misplaced.  Following such discussions, the Reporting Persons are optimistic that management and the Board (i) have a disciplined approach to capital deployment, (ii) understand the relationship between ROIC and value creation, (iii) are looking to focus on bolt-on acquisitions, (iv) are open to returning capital to shareholders, and (v) are confident in the organic growth outlook for the core business.  Accordingly, the Reporting Persons believe a more clearly articulated set of investor communications that reflect management’s commitment to deploy capital to the highest risk-adjusted alternative, a preference for low-risk, bolt-on acquisitions, and confidence in the Issuer’s core business prospects, will ease such understandable investor anxieties.

Importantly, the Reporting Persons have discussed with the Issuer’s management team and independent Chairman additional, potential actions that the Issuer can take to create value for shareholders and further alleviate investor concerns.  The Reporting Persons have suggested the Issuer repurchase $200 million of its shares to the extent the Issuer’s stock remains undervalued.  The Reporting Persons believe that this action would eliminate concerns regarding a large acquisition, show evidence of a disciplined capital allocation process, and objectively demonstrate management’s confidence in the achievability of its LRP.  Given the significant discount that exists between the Issuer’s current share price and value of the Issuer’s LRP, the Reporting Persons believe that such a substantial share repurchase would represent an attractive investment even if the Issuer’s actual results were to fall short of the LRP’s 2017 revenue, EBITDA, and FCF targets.

Highly Synergistic, Attractive Acquisition Target

The Reporting Persons believe the Issuer would be an attractive acquisition target for many large medical device companies, who, as acquirers, would be able to realize revenue and cost synergies that justify paying a significant premium to the Issuer’s current share price.  Notably, the Reporting Persons believe the Issuer’s general and administrative (“G&A”) expenses are approximately 20% of its current revenue base.  A substantial portion of this expense would be eliminated if the Issuer were to be acquired by a large medical device company.  Further, the Reporting Persons believe this is well understood by both the Issuer and potential suitors.  The Reporting Persons believe that the Issuer may have been approached by potential acquirers on several occasions since the Issuer’s IPO in 2006.  Given the Reporting Persons belief that the Issuer’s shares are currently undervalued, the Reporting Persons do not believe it is in the best interest of shareholders for the Issuer to pursue a sale of the Company at this time.  However, the Reporting Persons do believe that, given the potential for sizable synergies that the Issuer would be unable to realize as an independent entity, an eventual sale of the business is likely and would represent the optimal outcome for shareholders.  The potential to sell the business also mitigates downside risk in the event operating results disappoint, as the Reporting Persons believe the sizable cost synergies available in a transaction would be present under virtually any scenario.

CUSIP NO. 928645100

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, capital allocation, communications with investors, ownership structure, board structure (including board composition) or operations of the Issuer, board representation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 54,589,595 Shares outstanding as of July 31, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

As of the close of business on November 1, 2013, Engaged Capital Master I beneficially owned 1,037,850 Shares, including an aggregate of 382,781 Shares underlying the call options referenced in Item 6, constituting approximately 1.9% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 1,037,850 Shares owned by Engaged Capital Master I, constituting approximately 1.9% of the Shares outstanding.

As of the close of business on November 1, 2013, Engaged Capital Master II beneficially owned 119,941 Shares, including an aggregate of 43,219 Shares underlying the call options referenced in Item 6, constituting less than 1% of the Shares outstanding.  Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed to beneficially own the 119,941 Shares owned by Engaged Capital Master II, constituting less than 1% of the Shares outstanding.

As of the close of business on November 1, 2013, Pulse LP beneficially owned 1,640,612 Shares, constituting approximately 3.0% of the Shares outstanding.  Pulse Ltd., as a feeder fund of Pulse LP, may be deemed to beneficially own the 1,640,612 Shares owned by Pulse LP, constituting approximately 3.0% of the Shares outstanding.

CUSIP NO. 928645100

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I, Engaged Capital Master II and Pulse LP, may be deemed to beneficially own the 2,798,403 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Pulse LP, constituting approximately 5.1% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 2,798,403 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Pulse LP, constituting approximately 5.1% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 2,798,403 Shares owned in the aggregate by Engaged Capital Master I, Engaged Capital Master II and Pulse LP, constituting approximately 5.1% of the Shares outstanding.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

By virtue of their respective positions with Pulse LP, each of Pulse Ltd., Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Pulse LP.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Engaged Capital Master I purchased in the over the counter market American-style call options referencing an aggregate of 382,781 Shares, which have an exercise price of $14.6277 per Share and expire on December 31, 2014. Engaged Capital Master I sold in the over the counter market European-style put options referencing an aggregate of 382,781 Shares at an exercise price of $14.6277 per Share, which expire on December 31, 2014.

Engaged Capital Master II purchased in the over the counter market American-style call options referencing an aggregate of 43,219 Shares, which have an exercise price of $14.6277 per Share and expire on December 31, 2014.  Engaged Capital Master II sold in the over the counter market European-style put options referencing an aggregate of 43,219 Shares at an exercise price of $14.6277 per Share, which expire on December 31, 2014.

CUSIP NO. 928645100

On November 4, 2013 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Pulse LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Pulse Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated November 4, 2013.

CUSIP NO. 928645100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2013

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Pulse LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

CUSIP NO. 928645100

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Pulse Ltd.

By:	Engaged Capital, LLC Investment Adviser

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 928645100

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia
Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

Directors and Officers of Pulse Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Martin Laidlaw Director	Company Director	Ground Floor, Windward 1 Regatta Office Park West Bay Road Grand Cayman KY1-1201 Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)
John Ackerley Director	Company Director	Grand Pavilion Commercial Centre 802 West Bay Road Grand Cayman KY1-1204 Cayman Islands	United Kingdom
GCM Fiduciary Services LLC Director	Company Director	900 North Michigan Avenue, Suite 1100 Chicago, Illinois 60611	Delaware

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 928645100

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Call Option	178,173(1)	20.8668	10/29/2013
Sale of Put Option	(178,173)(2)	20.8668	10/29/2013
Purchase of Call Option	204,608(1)	20.9816	10/30/2013
Sale of Put Option	(204,608) (2)	20.9816	10/30/2013

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Call Option	20,105(1)	20.8668	10/29/2013
Sale of Put Option	(20,105) (2)	20.8668	10/29/2013
Purchase of Call Option	23,114(1)	20.9816	10/30/2013
Sale of Put Option	(23,114) (2)	20.9816	10/30/2013
Purchase of Common Stock	3,758	19.0802	11/01/2013

PULSE LP

Purchase of Common Stock	114,147	23.6911	10/10/2013
Purchase of Common Stock	216,633	23.7664	10/11/2013
Purchase of Common Stock	21,702	23.8199	10/14/2013
Purchase of Common Stock	178,814	23.8685	10/15/2013
Purchase of Common Stock	1,700	23.9888	10/16/2013
Purchase of Common Stock	4,100	23.9974	10/17/2013
Purchase of Common Stock	8,700	24.0161	10/18/2013
Purchase of Common Stock	28,224	24.0063	10/21/2013
Purchase of Common Stock	2,779	24.0365	10/22/2013
Purchase of Common Stock	166,027	24.0401	10/23/2013
Purchase of Common Stock	90,799	24.0402	10/24/2013
Purchase of Common Stock	27,200	23.9275	10/25/2013
Purchase of Common Stock	50,000	19.9863	10/29/2013
Purchase of Common Stock	173,322	20.1257	10/29/2013
Purchase of Common Stock	20,000	20.8227	10/29/2013
Purchase of Common Stock	5,000	21.1585	10/29/2013
Purchase of Common Stock	10,500	18.9946	11/01/2013

(1) Represents shares underlying American-style call options purchased in the over the counter market, which have a strike price of $14.6277 per Share.  These call options expire on December 31, 2014.
(2) Represents shares underlying European-style put options sold in the over the counter market, which have a strike price of $14.6277 per Share. These put options expire on December 31, 2014.